

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2019

Vicki Hollub
President and Chief Executive Officer
Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, TX 77046

> **Re: Occidental Petroleum Corporation**
> **Registration Statement on Form S-4**
> **Filed August 1, 2019**
> **File No. 333-232932**

Dear Ms. Hollub:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources

cc: Nicholas Dorsey